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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	September 30,	December 31,
		2015	2014

ASSETS
Current assets
Cash and cash equivalents		$38,847	$36,868
Restricted cash		1,282	1,573
Funds receivable from payment processors		5,533	6,691
Accounts receivable		2,257	2,305
Prepaid expenses and other assets	10	2,398	1,134
Total current assets		$50,317	$48,571

Non-current assets
Property and equipment		1,582	1,856
Intangible assets		18,438	18,320
Goodwill		7,130	7,130
Deferred tax assets		2,617	3,492
Long-term investment		5,000	5,000
Other assets		114	692
Total non-current assets		$34,881	$36,490
Total assets		$85,198	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		$5,263	$6,260
Payable to loyalty program partners		35,632	36,030
Current portion of other liabilities	10	1,391	1,285
Total current liabilities		$42,286	$43,575

Non-current liabilities
Deferred tax liabilities		513	-
Other liabilities		196	269
Total non-current liabilities		$709	$269

Total liabilities		$42,995	$43,844

SHAREHOLDERS’ EQUITY
Share capital	4	59,543	61,084
Contributed surplus		10,500	11,985
Accumulated other comprehensive loss		(546)	(354)
Accumulated deficit		(27,294)	(31,498)
Total shareholders’ equity		$42,203	$41,217
Total liabilities and shareholders’ equity		$85,198	$85,061
Guarantees and Commitments	7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September	September	September	September
		30, 2015	30, 2014	30, 2015	30, 2014
REVENUE
Principal		$78,809	$58,787	$206,364	$182,857
Other partner revenue		2,301	2,640	9,728	7,232
Interest		23	19	56	59
Total Revenue	9	$81,133	$61,446	$216,148	$190,148

EXPENSES
Direct cost of principal revenue		71,053	51,259	183,446	160,886
Employment costs		5,732	5,584	17,479	17,240
Marketing and communications		499	523	1,173	1,049
Technology services		357	308	988	807
Depreciation and amortization		891	481	2,651	1,569
Foreign exchange (gain) loss		(9)	90	(14)	84
Operating expenses		1,490	1,169	4,198	3,797
Total Expenses		$80,013	$59,414	$209,921	$185,432

OPERATING INCOME		$1,120	$2,032	$6,227	$4,716

Interest and other income		-	-	-	(5)
OPERATING INCOME BEFORE INCOME TAXES		$1,120	$2,032	$6,227	$4,721

Income tax expense		352	479	2,023	1,505
NET INCOME		$768	$1,553	$4,204	$3,216

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash
flow hedges, net of income tax recovery of $204 and
$365, respectively, for the three and nine months ended
September 30, 2015 (2014: recovery of $109 and $117)		(568)	(304)	(1,013)	(325)
Reclassification to net income of loss on foreign exchange
derivatives designated as cash flow hedges, net of income
tax recovery of $123 and $296, respectively, for the three
and nine months ended September 30, 2015 (2014 – re-
covery of $37 and $160)		341	102	821	444
Other comprehensive income (loss) for the period,
net of income tax		$(227)	$(202)	$(192)	$119

TOTAL COMPREHENSIVE INCOME		$541	$1,351	$4,012	$3,335

EARNINGS PER SHARE
Basic earnings per share	5	$0.05	$0.10	$0.27	$0.21
Diluted earnings per share	5	$0.05	$0.10	$0.27	$0.21

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated other
number of shares			Contributed	comprehensive	Accumulated	Total shareholders’
(Unaudited)	Share Capital		Surplus	loss	deficit	equity
	Number of Shares	Amount

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	4,204	4,204
Other comprehensive loss	-	-	-	(192)	-	(192)
Total comprehensive income	-	-	-	(192)	4,204	4,012
Effect of share option compensation plan	-	-	738	-	-	738
Effect of RSU and PSU compensation plan	-	-	844	-	-	844
Share issuances – share options	94,435	589	(317)	-	-	272
Share issuances – RSUs	-	428	(428)	-	-	-
Share capital held in trust (note 6)	-	(1,215)	-	-	-	(1,215)
Shares repurchased (note 4)	(345,710)	(1,343)	(2,322)	-	-	(3,665)
Balance at September 30, 2015	15,397,810	$59,543	$10,500	$(546)	$(27,294)	$42,203

Balance at December 31, 2013	15,359,903	$58,693	$10,381	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	3,216	3,216
Other comprehensive income	-	-	-	119	-	119
Total comprehensive income	-	-	-	119	3,216	3,335
Effect of share option compensation plan	-	-	634	-	-	634
Effect of RSU & PSU compensation plan	-	-	690	-	-	690
Share issuances – share options	48,965	233	(121)	-	-	112
Share issuances - RSUs	-	93	(93)	-	-	-
Share capital held in trust	-	(731)	-	-	-	(731)
Balance at September 30, 2014	15,408,868	$58,288	$11,491	$(226)	$(32,966)	$36,587

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September	September	September	September
		30, 2015	30, 2014	30, 2015	30, 2014

Cash flows from operating activities
Net income for the period		$768	$1,553	$4,204	$3,216
Adjustments for:
Depreciation of property and equipment		256	241	806	753
Amortization of intangible assets		635	240	1,845	816
Unrealized foreign exchange gain		(306)	(532)	(723)	(476)
Equity-settled share-based payment transactions	6	511	513	1,582	1,324
Deferred income tax expense (recovery)		(70)	529	1,457	1,474
Unrealized net (gain) loss on derivative contracts desig- nated as cash flow hedges		(308)	(275)	(261)	162
Changes in non-cash balances related to operations, exclusive of effects of business combination	8	(723)	(6,060)	(842)	(10,802)
Net cash provided by (used in) operating activities		$763	$(3,791)	$8,068	$(3,533)

Cash flows from investing activities
Acquisition of property and equipment		(268)	(163)	(532)	(499)
Additions to intangible assets		(700)	(400)	(1,963)	(1,184)
Long-term investment		-	-	-	(1,500)
Acquisition of business, net of cash acquired		-	-	-	(1,511)
Changes in restricted cash		-	-	250	-
Net cash provided by (used in) investing activities		$(968)	$(563)	$(2,245)	$(4,694)

Cash flows from financing activities
Proceeds from exercise of share options		1	25	272	112
Shares repurchased	4	(1,702)	-	(3,665)	-
Purchases of share capital held in trust	6	(109)	-	(1,215)	(731)
Net cash provided by (used in) financing activities		$(1,810)	$25	$(4,608)	$(619)

Net increase (decrease) in cash and cash equivalents		$(2,015)	$(4,329)	$1,215	$(8,846)
Cash and cash equivalents at beginning of the period		$40,535	$59,614	$36,868	$64,188
Effect of exchange rate fluctuations on cash held		327	547	764	490
Cash and cash equivalents at end of the period		$38,847	$55,832	$38,847	$55,832

Interest Received		$22	$19	$55	$64

Taxes Paid		$(250)	$-	$(426)	$(3)

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, Ontario, Canada, M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2015 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these third quarter 2015 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2014, and are not fully inclusive of all disclosures required, by International Financial Reporting Standards (“IFRS”), for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2014. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 4, 2015.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2014.

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New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018); and
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets (effective January 1, 2016).

These changes are described in detail in the Corporation’s 2014 annual report.

4. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At September 30, 2015, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make an NCIB to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

The Company repurchased an aggregate of 163,695 and 345,710 common shares, at an aggregate purchase price of $1,702 and $3,665, for the three and nine months ended September 30, 2015. As at September 30, 2015 an aggregate of 345,710 common shares were cancelled, resulting in a reduction to stated capital and contributed surplus of $1,343 and $2,322, respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

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5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended September 30,	2015	2014
Net income available to common shareholders for basic and diluted earnings per share	$768	$1,553
Weighted average number of common shares outstanding – basic	15,528,928	15,405,587
Effect of dilutive securities – share-based payments	38,512	200,094
Weighted average number of common shares outstanding – diluted	15,567,440	15,605,681
Earnings per share - reported:
Basic	$0.05	$0.10
Diluted	$0.05	$0.10

For the nine month period ended September 30,	2015	2014
Net income available to common shareholders for basic and diluted earnings per share	$4,204	$3,216
Weighted average number of common shares outstanding – basic	15,602,849	15,391,644
Effect of dilutive securities – share-based payments	60,637	248,124
Weighted average number of common shares outstanding – diluted	15,663,486	15,639,768
Earnings per share - reported
Basic	$0.27	$0.21
Diluted	$0.27	$0.21

a)    Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)    Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

A total of 623,869 and 643,790 options were out of the money for the three and nine months ended September 30, 2015 (2014 – 127,720 and 127,551) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

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6. SHARE-BASED PAYMENTS

As at September 30, 2015, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	September 30, 2015	September 30, 2014
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,372,564)	(1,242,889)
Net options authorized	877,436	1,007,111
Less: options issued & outstanding	(786,684)	(549,113)
Options available to grant	90,752	457,998

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the nine months ended September 30, 2015 and 2014 were calculated using the following weighted assumptions:

For the nine month period ended September 30,	2015	2014
Dividend yield	NIL	NIL
Risk free rate	0.51%	1.20%
Expected volatility	40.39%	36.63%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of September 30, 2015 and 2014, and changes during the nine months ended on those dates is presented below.

	2015		2014

		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	547,289	$15.34	478,593	$10.13
Granted	375,906	$12.34	126,252	$30.74
Exercised	(127,851)	$5.91	(53,889)	$5.19
Expired and forfeited	(8,660)	$6.44	(1,843)	$23.91
Balance at September 30	786,684	$15.54	549,113	$15.31
Exercisable at September 30	298,657	$15.04	232,994	$9.82

Weighted average fair value of options granted		$3.85		$9.54

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	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	88,745	1.44	$9.70	88,745	$9.70
$10.00 to $14.99	430,055	3.96	$12.18	73,327	$11.40
$15.00 to $19.99	143,553	2.48	$15.97	95,146	$15.96
$20.00 and over	124,331	3.46	$30.84	41,439	$30.84
	786,684			298,657

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. A total of 45,388 and 157,638 RSUs have been granted for the three and nine months ended September 30, 2015 (2014 – 7,509 and 123,013 RSUs and PSUs). As at September 30, 2015, 312,887 RSUs and PSUs were outstanding (2014 – 226,615).

	Number of RSUs and	Weighted Average Fair Value
	PSUs	(in CAD$)
Balance at January 1, 2015	228,035	$20.38
Granted	157,638	$12.72
Vested	(54,275)	$12.34
Forfeited	(18,511)	$18.56
Balance at September 30, 2015	312,887	$18.02

	Number of RSUs and	Weighted Average Fair Value
	PSUs	(in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	123,013	$25.88
Vested	(12,000)	$10.32
Forfeited	(10,836)	$17.59
Balance at September 30, 2014	226,615	$20.42

Included in the table above are 73,758 PSUs which were granted to certain employees in 2014. These PSUs vest on a graded basis over a five year period, provided that certain non-market performance metrics are met annually. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the nine month period ended September 30, 2015, the Corporation has made purchases of the Corporation’s common shares for a total of 97,360 (2014 - 32,000) common shares at an aggregate purchase price of $1,215 (2014 - $731). As at September 30, 2015, 163,297 of the Corporation’s common shares were held in trust.

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The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $511 and $1,582 for the three and nine month periods ended September 30, 2015 (2014 - $513 and $1,324).

7. GUARANTEES AND COMMITMENTS

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$1,805	$758		$625	$223	$197	$2
Principal revenue(2)	553,193	75,027		133,755	111,747	120,664	112,000
	$554,998	$75,785		$134,380	$111,970	$120,861	$112,002

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.

(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each inter- im reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Nine months ended
For the period ended September 30,	2015	2014	2015	2014
Decrease (increase) in funds receivable from payment processors	$(343)	$53	$1,158	$2,242
Decrease (increase) in accounts receivable	(41)	87	48	(371)
Decrease (increase) in prepaid expenses and other assets	1,645	(155)	(1,264)	(343)
Decrease (increase) in other assets	220	(102)	578	(164)
(Decrease) increase in accounts payable and accrued liabilities	839	60	(997)	(288)
(Decrease) increase in other liabilities	72	319	33	(161)
Decrease in payable to loyalty program partners	(3,115)	(6,322)	(398)	(11,717)
	$(723)	$(6,060)	$(842)	$(10,802)

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9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Nine months ended
For the period ended September 30,	2015	2014	2015	2014

Revenue
United States	$73,339	$55,237	$190,442	$165,748
Europe	6,390	5,094	20,544	21,339
Canada and other	1,404	1,115	5,162	3,061
	$81,133	$61,446	$216,148	$190,148

Revenue
United States	90%	90%	88%	87%
Europe	8%	8%	10%	11%
Canada and other	2%	2%	2%	2%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At September 30, 2015, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended September 30, 2015, there were three (2014 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 71% (2014 – 79%) of the Corporation’s total revenue.

For the nine month period ended September 30, 2015, there were two (2014 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these two partners represented 57% (2014 – 73%) of the Corporation’s total revenue.

10. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximate their carrying values at September 30, 2015 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

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The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at September 30, 2015 and December 31, 2014 are as follows:

As at September 30, 2015	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$3	$3	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(721)	(721)	-
	$4,282	$(718)	$5,000

As at December 31, 2014	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$ 208	$ 208	$ -

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(665)	(665)	-
	$ 4,543	$ (457)	$ 5,000

(i)	The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

(ii)	The valuation technique used by the Corporation for the Investment in China Rewards was a market-based approach.

There were no material financial instruments categorized in Level 1 as at September 30, 2015 and December 31, 2014 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods. There were no gains or losses recognized in comprehensive income as a result of financial instruments categorized in Level 3 during the nine months ended September 30, 2015.

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11. RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad will provide, effective January 1, 2015, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the nine months ended September 30, 2015, the Corporation has paid Ariad $75 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Corporation has an investment in China Rewards. As at September 30, 2015, the Corporation had a receivable balance of $92 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transaction.

12. CREDIT FACILITIES

On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which the following three credit facilities will become available to the Corporation:

•	Revolving term facility (“Facility #1”) of $6,000 available until July 2, 2016. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

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Term loan facility (“Facility #2”) of $7,500 to be utlitized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until July 2, 2016. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

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Term loan facility (“Facility #3”) of $7,000 to be utilized solely for the purposes of repurchasing the Corporation’s common shares. This facility is available until March 8, 2016. The interest rate charged on borrowings from Facility #3 ranges from 0.40% to 0.80% per annum over the bank base rate.

The aggregate borrowings outstanding under both Facility #2 and Facility #3 must not exceed $7,500. There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its interest bearing loans and facilities during the three and nine month periods ended September 30, 2015.

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